UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

HILL INTERNATIONAL, INC.
(Name of Issuer)

Common stock, $.0001 par value
(Title of Class of Securities)

431466101
(CUSIP Number)

PHILLIP GOLSTEIN BULLDOG INVESTORS, LLC Park 80 West – Plaza Two 250 Pehle Ave., Suite 708 Saddle Brook, NJ 07663 (914) 747-5262	ERIC ROSENFELD C/O CRESCENDO PARTNERS 777 Third Avenue, 37th Floor New York, NY 10017 (212) 319-7676

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON BULLDOG INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IA

*Includes 29,212 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON FULL VALUE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 716,946
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 716,946
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON ANDREW DAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IN

*Includes 29,212 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON PHILLIP GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IN

*Includes 29,212 Shares owned directly and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON STEVEN SAMUELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IN

*Includes 29,212 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES M2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,549,374
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,549,374
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,549,374
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,549,374
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,678
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 247,678
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,678
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 247,678
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO ADVISORS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,797,052
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,797,052
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,825,549*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,825,549*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

* Includes 28,497 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON GREGORY R. MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,000
	8	SHARED VOTING POWER 77,264
	9	SOLE DISPOSITIVE POWER 13,000
	10	SHARED DISPOSITIVE POWER 77,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,264*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 13,000 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON DAVID SGRO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,500
	8	SHARED VOTING POWER 77,264
	9	SOLE DISPOSITIVE POWER 15,500
	10	SHARED DISPOSITIVE POWER 77,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,764*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 15,500 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON PAUL EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CHARLES GILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466101

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and to add the following information:

Since John P. Schauerman is no longer a director nominee of the Reporting Persons, Mr. Schauerman has also ceased to be a Reporting Person as of this Amendment No. 3 to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by Full Value Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 716,946 Shares owned directly by Full Value Partners is approximately $2,893,881, including brokerage commissions.

The Shares owned by Bulldog have been accumulated on behalf of clients of Bulldog Investors.  The aggregate purchase price of the 3,949,438 shares beneficially owned by Bulldog (including those shares owned by Full Value Partners) is approximately $15,832,942, including brokerage commissions.

The Shares directly owned by Phillip Goldstein were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 29,212 Shares directly owned by Phillip Goldstein is approximately $118,665, including brokerage commissions.

The Shares owned by Crescendo Partners II were acquired through contributions made by Mr. Rosenfeld (and certain affiliates), who acquired the shares with personal funds and working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The Shares owned by Crescendo Partners III and Jamarant Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 2,549,374 Shares owned directly by Crescendo Partners II is approximately $9,407,447, including brokerage commissions.  The aggregate purchase price of the 247,678 Shares owned directly by Crescendo Partners III is approximately $855,358, including brokerage commissions.  The aggregate purchase price of the 77,264 Shares owned directly by Jamarant Capital is approximately $244,880, including brokerage commissions.

The Shares directly owned by Messrs. Rosenfeld, Monahan and Sgro were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 28,497 Shares (which includes 6,000 shares of restricted stock granted to Mr. Rosenfeld directly by the Company) directly owned by Mr. Rosenfeld is approximately $127,955, including brokerage commissions. The aggregate purchase price of the 13,000 Shares directly owned by Mr. Monahan is approximately $41,543, including brokerage commissions.  The aggregate purchase price of the 15,500 Shares directly owned by Mr. Sgro is approximately $52,404, including brokerage commissions.

CUSIP NO. 431466101

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 12, 2016, Bulldog Investors, LLC announced that Hill International’s Board of Directors had taken a series of actions to avoid losing a proxy contest to Bulldog.  At 9:15 am Eastern Time on August 11, 2016, the Board announced that the annual meeting of stockholders, originally scheduled for 11 am Eastern Time on that day, was purportedly cancelled.  The Board acted with the knowledge that, had the meeting been held as scheduled, all of Bulldog’s nominees would have been elected by a margin of approximately two to one and each of Bulldog’s proposals would have been adopted by a similar margin.  The Board also announced that it had increased its size from nine to eleven directors and had added two directors. No reasons were given for any of these actions.

On August 15, 2016, Bulldog filed a lawsuit in the Delaware Chancery Court seeking, among other things, a declaration that its nominees were elected and that any action purportedly taken by the Board of Directors after the annual meeting was supposed to start is void.

On August 10, 2016, David Richter, Hill’s CEO, filed a lawsuit in the Court of Common Pleas of Philadelphia County against Phillip Goldstein and Bulldog, alleging that, as a result of statements they made during the proxy contest, Mr. Richter “suffered financial loss and damage to his unblemished professional reputation as an ethical businessman…and emotional distress.”

Copies of the relevant documents relating to the above matters are available at http://www.bulldoginvestorsproxymaterials.com/.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,748,900 Shares outstanding as of August 1, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2016.

A.	Full Value Partners, L.P.

(a)	As of the close of business on August 15, 2016, Full Value Partners, L.P. beneficially owned 716,946 Shares.

Percentage: Approximately 1.39%

(b)	1. Sole power to vote or direct vote: 716,946
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 716,946
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 431466101

(c)	Full Value Partners did not enter into any transactions in the Shares during the past 60 days.

B.	Bulldog Investors, LLC

(a)
Bulldog Investors, LLC may be deemed the beneficial owner of 3,949,438 Shares, consisting of the following: (i) 716,946 Shares owned by Full Value Partners, L.P., for which Bulldog Investors, LLC serves as investment adviser, (ii) 29,212 Shares held by Phillip Goldstein, a member of Bulldog Investors, LLC; and (iii) 3,203,280 Shares held by clients of Bulldog Investors, LLC.

Percentage: Approximately 7.64%

(b)	1. Sole power to vote or direct vote: 2,074,631
2. Shared power to vote or direct vote: 1,874,807
3. Sole power to dispose or direct the disposition: 2,074,631
4. Shared power to dispose or direct the disposition: 1,874,807

(c)
Bulldog Investors, LLC on behalf of its clients did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Mr. Goldstein during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Andrew Dakos

(a)
As of the close of business on August 15, 2016, Mr. Dakos did not directly own any Shares. As a member of Bulldog Investors, LLC, Mr. Dakos may be deemed the beneficial owner of the 3,949,438 Shares beneficially owned by Bulldog Investors, LLC.

Percentage: Approximately 7.64%

(b)	1. Sole power to vote or direct vote: 2,074,631
2. Shared power to vote or direct vote: 1,874,807
3. Sole power to dispose or direct the disposition: 2,074,631
4. Shared power to dispose or direct the disposition: 1,874,807

(c)	Mr. Dakos did not enter into any transactions in the Shares during the past 60 days.

D.	Phillip Goldstein

(a)
As of the close of business on August 15, 2016, Mr. Goldstein directly owned 29,212 Shares. As a member of Bulldog Investors, LLC, Mr. Goldstein may be deemed the beneficial owner of 3,949,438 Shares beneficially owned by Bulldog Investors, LLC (which amount includes the 29,212 Shares held directly by Mr. Goldstein, and the 716,946 Shares held directly by Full Value Partners).

Percentage: Approximately 7.64%

(b)	1. Sole power to vote or direct vote: 2,074,631
2. Shared power to vote or direct vote: 1,874,807
3. Sole power to dispose or direct the disposition: 2,074,631
4. Shared power to dispose or direct the disposition: 1,874,807

CUSIP NO. 431466101

(c)	The transactions in the Shares by Mr. Goldstein during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Steven Samuels

(a)
As of the close of business on August 15, 2016, Mr. Samuels did not directly own any Shares. As a member of Bulldog Investors, LLC, Mr. Samuels may be deemed the beneficial owner of the 3,949,438 Shares beneficially owned by Bulldog Investors, LLC.

Percentage: Approximately 7.64%

(b)	1. Sole power to vote or direct vote: 2,074,631
2. Shared power to vote or direct vote: 1,874,807
3. Sole power to dispose or direct the disposition: 2,074,631
4. Shared power to dispose or direct the disposition: 1,874,807

(c)	Mr. Samuels did not enter into any transactions in the Shares during the past 60 days.

F.	Crescendo Partners II

(a)	As of the close of business on August 15, 2016, Crescendo Partners II beneficially owned 2,549,374 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,549,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,549,374
4. Shared power to dispose or direct the disposition: 0

(c)	Crescendo Partners II did not enter into any transactions in the Shares during the past 60 days.

G.	Crescendo Investments II

(a)	Crescendo Investments II, as the general partner of Crescendo Partners II, may be deemed the beneficial owner of the 2,549,374 Shares owned by Crescendo Partners II.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,549,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,549,374
4. Shared power to dispose or direct the disposition: 0

(c)	Crescendo Investments II did not enter into any transactions in the Shares during the past 60 days.

CUSIP NO. 431466101

H.	Crescendo Partners III

(a)	As of the close of business on August 15, 2016, Crescendo Partners III beneficially owned 247,678 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,678
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,678
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Crescendo Partners III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.	Crescendo Investments III

(a)	Crescendo Investments III, as the general partner of Crescendo Partners III, may be deemed the beneficial owner of the 247,678 Shares owned by Crescendo Partners III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,678
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,678
4. Shared power to dispose or direct the disposition: 0

(c)
Crescendo Investments III did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Crescendo Partners III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

J.	Crescendo Advisors II

(a)
Crescendo Advisors II, as the investment advisor of Crescendo Partners II and Crescendo Partners III, may be deemed the beneficial owner of (a) the 2,549,374 Shares owned by Crescendo Partners II and (b) the 247,678 Shares owned by Crescendo Partners III.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 2,797,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,797,052
4. Shared power to dispose or direct the disposition: 0

(c)
Crescendo Advisors II did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Crescendo Partners III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 431466101

K.	Jamarant Capital

(a)	As of the close of business on August 15, 2016, Jamarant Capital beneficially owned 77,264 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 77,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 77,264
4. Shared power to dispose or direct the disposition: 0

(c)	Jamarant Capital did not enter into any transactions in the Shares during the past 60 days.

L.	Jamarant Investors

(a)	Jamarant Investors, as the general partner of Jamarant Capital, may be deemed the beneficial owner of the 77,264 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 77,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 77,264
4. Shared power to dispose or direct the disposition: 0

(c)	Jamarant Investors did not enter into any transactions in the Shares during the past 60 days.

M.	Jamarant Advisors

(a)	Jamarant Advisors, as the investment advisor of Jamarant Capital, may be deemed the beneficial owner of the 77,264 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 77,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 77,264
4. Shared power to dispose or direct the disposition: 0

(c)	Jamarant Advisors did not enter into any transactions in the Shares during the past 60 days.

N.	Eric Rosenfeld

(a)
As of the close of business on August 15, 2016, Mr. Rosenfeld directly owned 28,497 Shares (including 6,000 shares of restricted stock).  Mr. Rosenfeld, as the managing member of Crescendo Investments II, Crescendo Investments III and Crescendo Advisors II, may be deemed the beneficial owner of (a) the 2,549,374 Shares owned by Crescendo Partners II and (b) the 247,678 Shares owned by Crescendo Partners III.

CUSIP NO. 431466101

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 2,825,549
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,825,549
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Rosenfeld did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Crescendo Partners III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

O.	Gregory Monahan

(a)
As of the close of business on August 15, 2016, Mr. Monahan directly owned 13,000 Shares.  Mr. Monahan, as a managing member of Jamarant Investors and Jamarant Advisors, may be deemed the beneficial owner of the 77,264 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 13,000
2. Shared power to vote or direct vote: 77,264
3. Sole power to dispose or direct the disposition: 13,000
4. Shared power to dispose or direct the disposition: 77,264

(c)	Mr. Monahan did not enter into any transactions in the Shares during the past 60 days.

P.	David Sgro

(a)
As of the close of business on August 15, 2016, Mr. Sgro directly owned 15,500 Shares.  Mr. Sgro, as a managing member of Jamarant Investors and Jamarant Advisors, may be deemed the beneficial owner of the 77,264 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,500
2. Shared power to vote or direct vote: 77,264
3. Sole power to dispose or direct the disposition: 15,500
4. Shared power to dispose or direct the disposition: 77,264

(c)	Mr. Sgro did not enter into any transactions in the Shares during the past 60 days.

Q.	Paul Evans

(a)	As of the close of business on August 15, 2016, Mr. Evans did not beneficially own any Shares.

Percentage: 0%

CUSIP NO. 431466101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Evans did not enter into any transactions in the Shares during the past 60 days.

R.	Charles Gillman

(a)	As of the close of business on August 15, 2016, Mr. Gillman did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gillman did not enter into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  As of the close of business of August 15, 2016, the aggregate beneficial ownership by the members of the group was 6,880,751 Shares, or approximately 13.3% of the outstanding Shares.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 431466101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2016

FULL VALUE PARTNERS, L.P.

By:	Full Value Advisors, LLC General Partner

By:	/s/ Phillip Goldstein
	Name:	Phillip Goldstein
	Title:	Manager

BULLDOG INVESTORS, LLC

By:	/s/ Phillip Goldstein
	Name:	Phillip Goldstein
	Title:	Member

/s/ Andrew Dakos
ANDREW DAKOS

/s/ Phillip Goldstein
PHILLIP GOLDSTEIN

/s/ Steven Samuels
STEVEN SAMUELS

CRESCENDO PARTNERS II, L.P., SERIES M2

By:	Crescendo Investments II, LLC General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CUSIP NO. 431466101

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO ADVISORS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

JAMARANT CAPITAL, L.P.

By:	Jamarant Investors, LLC General Partner

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

JAMARANT INVESTORS, LLC

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

CUSIP NO. 431466101

JAMARANT ADVISORS, LLC

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD, Individually and as attorney-in-fact for Paul Evans and Charles Gillman

/s/ Gregory R. Monahan
GREGORY R. MONAHAN

/s/ David Sgro
DAVID SGRO

CUSIP NO. 431466101

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

CRESCENDO PARTNERS III, L.P.

12,488	4.0971	08/04/2016
3,003	4.1500	08/05/2016
200	4.1500	08/08/2016
40,000	4.0785	08/12/2016
3,200	4.1000	08/15/2016

PHILLIP GOLDSTEIN

6,300	3.8300	05/17/2016
4,054	4.2300	07/19/2016
946	4.2300	07/25/2016